Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-282275 on Form F-3 and Registration Statement No. 333-277054 on Form S-8 and to the use of our report dated March 12, 2026 relating to the financial statements of Greenfire Resource Ltd. appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

March 12, 2026